EXHIBIT 3

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy — Annual Meeting of Shareholders of Four Seasons Hotels Inc. to be held on May 18, 2005

Notes to Proxy

1.	This form of proxy should be read in conjunction with the Notice of Annual Meeting dated March 15, 2005 and related Management Information Circular.

2.	Shareholders have the right to appoint a person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed on this form, please insert the name of your chosen proxyholder in the space provided (see reverse) or use another proper form of proxy.

3.	This proxy should be signed by the shareholder or an attorney in the exact manner as the name appears on the proxy. If the shareholder is a corporation, the proxy should be executed by duly authorized officers or attorneys.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed.

5.	The shares represented by this proxy, if it is properly completed and delivered, will be voted or withheld from voting as directed by the shareholder. In the absence of such directions, those shares will be voted FOR the matters listed in items 1 and 2 on the reverse hereof, all as described in the Management Information Circular.

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METHOD OF VOTING

•	Complete, sign and date the reverse hereof.

•	Return this Proxy in the envelope provided.

•	Complete, sign and date the reverse hereof.

•	Forward it by fax to (416) 263-9524 or toll-free to 1-866-249-7775 for calls within Canada and the U.S.

•	Forward it by fax to (416) 263-9524 for calls outside Canada and the U.S.

Signed and completed forms of proxy must be received at the Toronto office of Computershare Trust Company of Canada by 4:30 p.m. (Eastern Time) on Tuesday May 17, 2005 or be hand-delivered at the registration table (for presentation to the Chairman) on the day of the meeting before the commencement of the meeting.

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

The undersigned holder of Limited Voting Shares of Four Seasons Hotels Inc. (“Four Seasons”) hereby appoint(s): Kathleen Taylor, or failing her Wolfgang H. Hengst

OR	Print the name of the person you are appointing

as the proxyholder of the undersigned, to attend and act on behalf of the undersigned at the Annual Meeting of Shareholders of Four Seasons to be held on May 18, 2005, and at any adjournment or adjournments thereof, with power of substitution and with all the powers that the undersigned could exercise if personally present and with authority to vote at the proxyholder’s discretion (except as otherwise specified in this form of proxy) and to vote and act in the proxyholder’s discretion with respect to amendments or variations to matters referred to in the Notice of Annual Meeting of Shareholders and with respect to other matters that may properly come before the meeting.

1. Election of Directors The Board of Directors of Four Seasons recommends that shareholders vote FOR the following nominees:

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		For	Withhold
Nan-b de Gaspé Beaubien; J. Robert S. Prichard (to be elected separately, and as a class, by holders of Limited Voting Shares).	▶	☐	☐

	For	Withhold
William D. Anderson; Brent Belzberg; H. Roger Garland; Charles S. Henry; Heather Munroe-Blum; Ronald W. Osborne; Lionel H. Schipper; Isadore Sharp; Anthony Sharp; Simon M. Turner (to be elected by holders of Limited Voting Shares and Variable Multiple Voting Shares)
▶	☐	☐

2. Appointment of Auditors

The Board of Directors recommends that you vote FOR the appointment of KPMG LLP as Auditors and the authorization of the directors to fix their remuneration.	For▶	☐	Withhold▶	☐

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Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as by the Board of Directors above.

Signature(s)

Date

Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Interim Financial Reports

☐	Mark this box if you would like to receive interim financial reports by mail. You may also register online to receive financial statements at www.computershare.com/ca/mailinglist

Annual Reports

☐	Mark this box if you DO NOT want to receive the Annual Report by mail.

If you do not mark the box, or do not return this PROXY or register online, then it will be assumed you do NOT want to receive interim financial statements.